1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

November 22, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey, Esq.

Re:	Palmer Square Capital BDC Inc.

Preliminary Proxy Statement

File Number: 814-01334

Ladies and Gentlemen:

On behalf of Palmer Square Capital BDC Inc. (the “Company”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP, counsel to the Company, on November 16, 2023 relating to the Company’s preliminary proxy statement on Schedule 14A filed by the Company with the SEC on November 14, 2023 (such preliminary proxy statement being referred to herein as the “Proxy Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and the comments are followed by the responses of the Company.

General Comments

1.	Comment: In connection with the Company’s filing of a preliminary proxy statement for future annual or special meetings of its stockholders, please be sure to mark such preliminary proxy statement as a “Preliminary Copy” in accordance with Rule 14a-6(e)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Response: The Company acknowledges the Staff’s comment and will be sure to do so in connection with its future filings of preliminary proxy statements with the SEC.

2.	Comment: Under the section “Votes Required” on page 5, please disclose the treatment and effect of broker non-votes with respect to each proposal.

Response: This section has been updated accordingly. Please see page 2 of the Company’s to-be filed definitive proxy statement (the “Draft Definitive Proxy Statement”) attached hereto.

3.	Comment: We refer to the first sentence under “Votes Required — Proposal 3 — Approval of an Amendment to Our Articles of Amendment and Restatement” on page 5 of the Proxy Statement. Consider deleting the words “stockholders entitled to cast” in such sentence.

Response: This sentence has been updated accordingly. Please see page 2 of the Draft Definitive Proxy Statement attached hereto.

November 22, 2023 Page 2

4.	Comment: Under the section “Information Regarding this Solicitation” on page 6, the first sentence says, “[t]he Company will bear the expense of the solicitation of proxies for the Annual Meeting, including the cost of preparing, printing and mailing this Proxy Statement, the 2022 Annual Report, the accompanying Notice of Annual Meeting of Stockholders, and the proxy card.” If proxy solicitors are to be used, please disclose material terms of the related contract, the anticipated costs, and who is paying such costs, in accordance with Item 4(a)(3) to Schedule 14A under the Exchange Act.

Response: The Company acknowledges the Staff’s comment and confirms that proxy solicitors will not be used by it in connection with the annual stockholder meeting to which the Proxy Statement relates.

5.	Comment: Under the section “The Board’s Composition and Leadership Structure” on pages 16-17, it says that an interested person will serve as Chairman of the Company’s Board of Directors (the “Board”). Please discuss if there is a lead independent director, and if yes, identify that person in accordance with 407(h) of Regulation S–K.

Response: The Company acknowledges the Staff’s comment and refers the Staff to the revised disclosure on page 10 in the Draft Definitive Proxy Statement relating thereto.

6.	Comment: Under the section “All Other Fees” on page 24, (1) describe the nature of the services comprising other fees, in accordance with Item 9(e)(4) to Schedule 14A under the Exchange Act, (2) disclose the percentage of services, other than audit fee services, that were approved by the audit committee of the Board (the “Audit Committee”), in accordance with Item 9(e)(5)(ii) to Schedule 14A under the Exchange Act, and (3) disclose whether the Audit Committee has considered whether the provision of non-audit services to the Company’s investment adviser or its affiliated entities is compatible with maintaining the accountant’s independence, in accordance with the Instruction to Item 9(e)(8) to Schedule 14A under the Exchange Act.

Response: This section has been updated to comply with the disclosure items noted in clauses (1) and (2) of the SEC’s comment, but not in clause (3) given that the Company’s independent auditor does not provide any non-audit services to the Company’s investment adviser or any entity controlling, controlled by, or under common control with the Company’s investment adviser. Please see page 15 of the Draft Definitive Proxy Statement attached hereto.

7.	Comment: For audit-related fees, tax fees, and all other fees in the table under “Principal Accountant Fees and Services” on page 24, disclose fees billed for services rendered to the Company and separately disclose fees required to be approved by the Audit Committee, in accordance with Item 9(e) to Schedule 14A under the Exchange Act.

Response: The Company acknowledges the Staff’s comment and believes that the disclosure of fees billed is adequately covered given that all audit fees, audit-related fees, tax fees and all other fees were pre-approved by the Audit Committee.

8.	Comment: Under the section “PROPOSAL 3: APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF AMENDMENT AND RESTATEMENT” on page 26, it says that “[b]ased on the foregoing language, the existing forum selection provision in Article IX does not apply to actions arising under the federal U.S. securities laws.” Disclose that, therefore, the current Articles of Amendment and Restatement provision allows federal securities law claims to be brought in any state or federal court in the US rather than only in the Maryland courts specified in the provision.

Response: This sentence has been updated. Please see page 15 of the Draft Definitive Proxy Statement attached hereto.

November 22, 2023 Page 3

9.	Comment: We refer to the reference to Annex A on page 27 of the Proxy Statement. Please bold or underline the new language in the charter provision contained in Annex A and indicate here that the new language is highlighted in Annex A.

Response: The Company has complied with this comment. Please see Annex A of the Draft Definitive Proxy Statement attached hereto.

10.	Comment: Please provide the proxy card to the Staff for review.

Response: The proxy card has been included in the Draft Definitive Proxy Statement attached hereto.

*               *               *

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

Harry S. Pangas

cc:	Christopher D. Long, Palmer Square Capital BDC Inc.

Jeffrey D. Fox, Palmer Square Capital BDC Inc.

Scott A. Betz, Palmer Square Capital BDC Inc.

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